Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(the “Company”)

GRANT OF AWARDS TO DR. MARK BRISTOW AND GRAHAM SHUTTLEWORTH UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN AND THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

London, United Kingdom, 21 March 2014

RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

Following Dr Mark Bristow and Graham Shuttleworth, both directors of the Company, each electing to “lock-up” the maximum permissible number of ordinary shares in the Company (Shares) for a period of 3 years (being 39,004 Shares and 10,170 Shares respectively) under the Randgold Resources Limited Co-investment Plan, they become eligible for the grant of "matching" awards under the plan. Consequently, an award under the plan of 39,004 Shares was granted to Dr. Mark Bristow and an award of 10,170 Shares was granted to Graham Shuttleworth, on 21 March 2014. The awards granted to both Dr. Mark Bristow and Graham Shuttleworth may vest, in full or in part, after the expiry of the performance period on 31 December 2016, to the extent that the performance conditions as specified by the plan are met.

The Randgold Resources Limited Co-investment Plan, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders.

RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

Under the Randgold Resources Restricted Share Scheme, an award over 39,004 Shares was granted to Dr. Mark Bristow a director of the Company, and an award over 10,170 Shares was granted to Graham Shuttleworth a director of the Company, on 21 March 2014. The awards granted to both Dr. Mark Bristow and Graham Shuttleworth may vest, in full or in part, subject to the achievement of operational and financial performance targets, chosen on the basis they are among the Company's key performance indicators and drive shareholder value, over a four year performance period. A one year post-vesting holding requirement applies to 100 per cent. of the vested Shares.

The Randgold Resources Restricted Share Scheme, which has been approved by shareholders, is designed to reward sustainable long term performance subject to the achievement of agreed operational and financial targets.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 7711338	Email: randgold@dpapr.com

Website: www.randgoldresources.com